Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: August 7, 2014

The following is AMEC’s 2014 half-year results posted on the Regulatory News Service on August 7, 2014:

AMEC plc 2014 half-year results

Highlights

•                  Underlying(1) revenue up 4% and EBITA up 5%

•             Underlying margins stable

•                  Reported revenue £1,858 million, and EBITA £152 million

•             Down 7% and 4% respectively

•                  Order book of £4.2 billion, up 16% on underlying basis

•                  Interim dividend per share up 10%, to 14.8p pence

•                  Offer for Foster Wheeler expected to complete in early Q4

•                  Expected full year impact on reported numbers of stronger Sterling remains

•             Revenue £250 million and EBITA £25 million

Chief Executive Samir Brikho said:

“We have reported underlying revenue growth of 4% and stable margins in the first half. As expected, we are seeing less greenfield activity in some of our key upstream oil and gas markets, which is partially offsetting the strong growth from Clean Energy and Middle Eastern Oil & Gas.

“We now expect to see modest underlying revenue growth in 2014 for our existing operations. As discussed previously, the mix of business will result in a slight reduction in group margins compared to last year. As in 2013, profits and cash flow generation will be second-half weighted.

“The acquisition of Foster Wheeler continues to make good progress, with integration planning well underway and completion now expected early in the fourth quarter. We believe the combination of AMEC and Foster Wheeler is a compelling one, for our shareholders, our customers and our employees.

“A 10 per cent increase in the interim dividend signals our belief in the underlying strength of AMEC.”

Results presentation and live webcast: AMEC will host a presentation on the half-year results and update on the combination with Foster Wheeler for analysts and investors at 8.30am today. A live webcast of the event and presentation slides will be available on amec.com.

Analyst consensus estimates are collated and published on AMEC’s website on a periodic basis amec.com/investors/consensus-estimates

(1) Underlying excludes the impact of acquisitions, disposals, currency fluctuations and changes to levels of pass through incremental procurement

Enquiries to:

AMEC plc:	+ 44 (0)20 7429 7500
Samir Brikho, Chief Executive
Ian McHoul, Chief Financial Officer
Julian Walker, Director of Communications
Rupert Green, Interim Head of Investor Relations

Media:
Brunswick Group LLP — Mike Harrison and Dania Saidam	+ 44 (0)20 7404 5959

Financial highlights

Group
Six months ended 30 June		2014	2013	Change (%)

Revenue	(£m)	1,858	1,991	-7%

EBITA(1)	(£m)	152	159	-4%

Adjusted profit before tax(3)	(£m)	150	155	-3%

Profit before tax	(£m)	83	118	-29%

Operating cash flow(4)	(£m)	39	59	-34%

Adjusted diluted earnings per share(5)	pence	39.1	40.6	-4%

Diluted earnings per share from continuing operations	pence	19.8	32.2	-39%

Dividend per share	pence	14.8	13.5	+10%

Notes:

(1)         EBITA for continuing operations before intangible amortisation and exceptional items but including joint venture EBITA

(2)         EBITA as defined above as a percentage of revenue

(3)         EBITA, as defined above, less net financing costs (including joint ventures) of £2 million (H1 2013: £4 million)

(4)         Cash generated from operations before: exceptional items, discontinued operations and legacy settlements, pension payments in excess of current service cost and certain foreign exchange movements, but including dividends received from joint ventures

(5)         Diluted earnings per share from continuing operations before intangible amortisation and exceptional items

Basis of presentation

The following commentary is based on the results for continuing operations before intangible amortisation and exceptional items but including joint venture EBITA.

The results are presented to the nearest million. Percentage movements and calculated numbers, such as EPS and margin rates, are based on the underlying numbers to 1 decimal place precision.

Segmental analysis

Amounts and percentage movements relating to continuing segmental earnings before net financing income, tax and intangible amortisation (EBITA) are stated before corporate costs of £16 million (H1 2013: £18 million) and pre-tax exceptional costs of £44 million (H1 2013: £14 million).

Discontinued operations

The comparative figures for 2013 have been restated to present the UK Conventional Power business as a discontinued operation. The impact on the six months ended 30 June 2013 is an increase in profit from continuing operations of £1 million with a corresponding increase in the loss from discontinued operations. See note 2 for more details.

In accordance with IFRS 5*, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement.

*International Financial Reporting Standard 5: ‘Non-current assets held for sale and discontinued operations’.

H1 2014 results overview

Group Six months ended 30 June		2014	Underlying ex. proc	Incremental procurement	Currency exchange	Acquisitions	2013
Revenue	(£m)	1,858	+67	(50)	(160)	+10	1,991
Y-on-Y change	(%)	(7)	+4	(3)	(8)	nil
EBITA	(£m)	152	+8	nil	(16)	+1	159
Y-on-Y change	(%)	(4)	+5	nil	(10)	+1
EBITA margin(2)	(%)	8.2					8.0
Y-on-Y change	(bps)	+20

Order book	(£bn)	4.2	+0.6	nil	(0.3)	nil	3.9
Y-on-Y change	(%)	+9	+16	nil	(7)	nil

Revenue for the first six months of 2014 fell 7 per cent to £1,858 million (H1 2013: £1,991 million), including the £160 million impact of adverse currency translation arising from the strength of Sterling. Underlying revenue, excluding incremental procurement, was 4 per cent ahead of last year.

EBITA declined 4 per cent to £152 million (H1 2013: £159 million) with EBITA margins up by 20 basis points to 8.2 per cent (H1 2013: 8.0 per cent). Excluding the impact of incremental procurement, margins were flat.

Adjusted profit before tax of £150 million in H1 2014 was 3 per cent lower than the previous year (H1 2013: £155 million). After joint venture tax of £2 million (H1 2013: £1 million), amortisation of £21 million (H1 2013: £22 million) and exceptional costs of £44 million (H1 2013: £14 million), profit before tax was £83 million (H1 2013: £118 million). The tax charge for H1 2014, including tax on amortisation and exceptional items, was £24 million (H1 2013: £22 million) resulting in a total profit from continuing operations for H1 2014 of £59 million (H1 2013: £96 million).

Adjusted diluted earnings per share from continuing operations were 39.1 pence (H1 2013: 40.6 pence).

Operating cash flow for the period was £39 million, down £20 million from the comparable period last year (H1 2013: £59 million). This reduction was predominantly due to short-term timing effects in working capital. Full-year cash flow is expected to be good once again, with cash conversion in line with recent years.

Dividend, balance sheet and use of cash

AMEC has a low-risk, asset-light business model and expects to generate substantial free cash flow each year, and therefore expects to maintain its progressive dividend policy. Maintaining an efficient capital structure also remains a key component of AMEC’s strategy.

At 30 June 2014 AMEC had net cash of £28 million. Post the acquisition of Foster Wheeler AMEC will retain a strong balance sheet.

A 10 per cent increase in the interim dividend to 14.8 pence per share (H1 2013: 13.5 pence) demonstrates the board’s continuing confidence in the group’s future performance.

Acquisition of Foster Wheeler

On 13 February 2014 AMEC announced it had entered into a definitive agreement to acquire Foster Wheeler.

The terms of the acquisition were originally announced on 13 January 2014, with Foster Wheeler shareholders receiving 0.8998 new AMEC securities and $16.00 in cash for each Foster Wheeler share.

The cash portion of the consideration will be financed by a combination of AMEC’s existing cash resources and new debt financing. The securities portion of the consideration will be satisfied by the issuance of approximately 90 million new AMEC securities to Foster Wheeler shareholders, which, at the election of Foster Wheeler shareholders, will be issued in the form of either ordinary shares or American Depositary Shares (for which AMEC is seeking a US listing).

All anti-trust approvals required for completion have been now been received. Foster Wheeler held a general meeting on 10 July 2014, where its shareholders approved the amendments to its articles of association necessary for the transaction. In due course, it is expected that an AMEC shareholder meeting will be called in order to approve the transaction and the tender offer to Foster Wheeler shareholders will be launched. The acquisition of Foster Wheeler is expected to complete early in the fourth quarter.

On completion of the acquisition, Foster Wheeler shareholders will hold shares in AMEC representing approximately 23 per cent of AMEC’s enlarged share capital. It is expected that following completion two current directors of Foster Wheeler will join the AMEC board as non-executive directors.

Average number of employees

The average number of employees was down 7 per cent in the first half, to 27,032.

Average number of employees Six months ended 30 June	2014	2013	Change (%)
Americas	13,023	14,762	-12

Europe	9,947	10,744	-7

Growth Regions	3,795	3,186	+19

Centre	267	236	+13

Group	27,032	28,928	-7

The reduction in Americas reflects in particular de-manning on the Kearl project during the second half of 2013. Movements in the other regions broadly reflect underlying performance.

Outlook

We now expect to see modest underlying revenue(1) growth in 2014 for our existing operations, led by ongoing strength in the Clean Energy market and Middle Eastern Oil and Gas. As discussed previously, the mix of business will result in a slight reduction in group margins compared to last year. As in 2013, profits and cash flow generation will be second-half weighted.

Actual exchange rates year to date, and forecast average North American exchange rates for the remainder of 2014, continue to be less favourable than 2013. This currently translates into a year on year impact on revenues of circa £250 million, and for EBITA of circa £25 million for the full year.

The acquisition of Foster Wheeler is expected to close early in the fourth quarter, and be double-digit earnings enhancing in the first 12 months after completion. The combination of Foster Wheeler and AMEC is expected to create sustainable value for shareholders for the long term, with ROIC expected to exceed the cost of capital in the second twelve months’ period after completion.

(1)         Underlying revenue excludes the impact of acquisitions, disposals, currency fluctuations and changes to the levels of pass through incremental procurement

Segmental review

Americas

Americas is the largest business unit, generating 56 per cent of group revenue in H1 2014.  The portfolio of activities is well balanced across all four markets, with revenue broken down as follows:

Americas Six months ended 30 June		2014	2013
Oil & Gas	(%)	29	37
Mining	(%)	15	19
Clean Energy	(%)	36	25
Environment & Infrastructure	(%)	20	19

Americas Six months ended 30 June		2014	Underlying excl proc.	Incremental procurement	Currency exchange	Acquisitions	2013

Revenue	(£m)	1,060	+80	(50)	(134)	+10	1,154
Y-on-Y change	(%)	(8)	+7	(4)	(12)	+1
EBITA	(£m)	102	+2	nil	(14)	+1	113
Y-on-Y change	(%)	(9)	+2	nil	(12)	+1
EBITA margin	(%)	9.7					9.8
Y-on-Y change	(bps)	(10)
Order book	(£bn)	1.4	—	nil	(0.2)	nil	1.6
Y-on-Y change	(%)	(13)	(1)	nil	(12)	nil

Revenue in Americas was down 8 per cent to £1,060 million, while underlying revenue was up 7 per cent compared with the same period last year. Incremental procurement at £50 million was £50 million lower than the first half last year. A strong performance in Clean Energy helped to offset a slow-down in conventional oil & gas and continued weakness in oil sands. Underlying Mining revenues were flat.

EBITA was down 9 per cent to £102 million (H1 2013: £113 million). The EBITA margin at 9.7 per cent was down 10 basis points from 2013.

Contract wins in 2014 included:

Customer	Market	Description	Country
UPS	E&I	Multi-year programme management	US
K+S	Mining	EPCM for Legacy potash project expansion	Canada
NewGold	Mining	Detailed engineering, EPCM for Rainy River gold mine	Canada

Other current projects include an EPC contract for a 250MW solar array for SEMPRA Energy, engineering and procurement for the Kearl expansion phase for Imperial, programme management work for Honeywell.

The order book as at 30 June 2014 was £1.4 billion, down 13 per cent since the same period last year, was stable on an underlying basis.

Americas outlook

First half revenue trends (underlying and excluding incremental procurement) are expected to continue into the second half. Incremental procurement is expected to be minimal in the second half.

Full-year margins are expected to be lower compared to the full year 2013 due to the mix in end market activities.

Europe

Europe generated 29 per cent of group revenue in H1 2014, with most of the work in the UK North Sea and nuclear markets. H1 revenue can be analysed by market as shown below:

Europe Six months ended 30 June		2014	2013
Oil & Gas	(%)	65	67
Mining	(%)	nil	nil
Clean Energy	(%)	30	29
Environment & Infrastructure	(%)	5	4

Europe Six months ended 30 June		2014	Underlying business	Currency exchange	Net acquisitions	2013
Revenue	(£m)	545	(44)	nil	nil	589
Y-on-Y change	(%)	(7)	(7)	nil	nil
EBITA	(£m)	45	+5	nil	nil	40
Y-on-Y change	(%)	+13	+13	nil	nil
EBITA margin	(%)	8.2				6.7
Y-on-Y change	(bps)	+150
Order book	(£bn)	1.9	+0.3	nil	nil	1.6
Y-on-Y change	(%)	+20	+20	nil	nil

The comparative figures for 2013 have been restated to present the UK Conventional Power business as a discontinued operation.

Revenue in Europe was down 7 per cent to £545 million, reflecting lower greenfield activity in the UK North Sea, as expected.

EBITA was up 13 per cent at £45 million with EBITA margin up 150 basis points to 8.2 per cent (H1 2013: 6.7 per cent). Margins benefited from the non-recurrence of the losses arising from delays to the Teesside Gas Processing Plant (TGPP) contract, and reflect a good performance in UK North Sea brownfield and asset support. The Sellafield joint venture contributed £3 million (H1 2013: £3 million).

Contract awards announced in 2014 reflect continued investment in the UK North Sea and the clean energy market.

Customer	Sector	Description	Country
Nexen	O&G	6-year brownfield EPC	UK North Sea
Shell ONEGas	O&G	5 year brownfield engineering and support	UK and Dutch North Sea
National Grid	Clean Energy	Framework design for high voltage cables and over head transmission lines	UK
PGE	Clean Energy	Preferred bidder to be Owner’s engineer for nuclear new build programme	Poland
MoD	E&I	Framework contract to provide range of specialist technical service	UK

Other projects include ongoing work on Clair Ridge for BP, the general operating contract for the Dunlin assets for Fairfield, consulting and engineering services for the UK nuclear new build programme of EDF.

The order book as at 30 June was £1.9 billion (30 June 2013: £1.6 billion). The Sellafield decommissioning contract, as an equity accounted joint venture, is not included in these figures.

Europe outlook

Underlying revenue trends and margin are expected to improve in H2.

Growth Regions

Growth Regions generated 15 per cent of group revenue in H1 2014, with oil & gas activities driving much of the activity.  H1 revenues can be analysed by market as follows:

Growth Regions Six months ended 30 June		2014	2013
Oil & Gas	(%)	74	66
Mining	(%)	15	11
Clean Energy	(%)	1	4
Environment & Infrastructure	(%)	10	19

Growth Regions Six months ended 30 June		2014	Underlying business	Currency exchange	Acquisitions	2013
Revenue	(£m)	279	+40	(26)	nil	265
Y-on-Y change	(%)	+5	+15	(10)	nil
EBITA	(£m)	17	+3	(2)	nil	16
Y-on-Y change	(%)	+4	+13	(9)	nil
EBITA margin	(%)	6.0				6.1
Y-on-Y change	(bps)	(10)
Order book	(£bn)	0.9	+0.3	(0.1)	nil	0.7
Y-on-Y change	(%)	+30	+41	(11)	nil

Revenue in the Growth Regions was £279 million, led by a strong performance in the Middle East oil & gas market, and an increase in early stage mining activity. Underlying revenue growth was 15 per cent.

EBITA was up 4 per cent, to £17 million and the EBITA margin was 6.0 per cent, down 10 basis points from H1 2013. Margin improvement continued to be held back by the overall lack of scale across the region.

Contract awards so far in 2014 reflect the strength of the oil & gas market in the Middle East and Azerbaijan.

Customer	Sector	Description	Country
KOC	O&G	5-year project management support for major upstream projects	Kuwait
BP	O&G	ATA consortium will deliver two topsides for Shah Deniz expansion, with AMEC providing project management	Azerbaijan
Arrow Energy	O&G	EPCM for Daandine gas field expansion	Australia
Sinopec + China Coal Energy	O&G	EPC for Zhongtian Hechuang plant explansion	China
Rex Minerals	Mining	Early contractor involvement on Hillside copper project	Australia
ENEC	Clean Energy	Framework contract to provide nuclear consultancy services to support new build programme	UAE
US Air Force	E&I	Design and build facilities for the US Space Fence programme	Marshall Islands

Other current projects include project management services for the new refinery project and engineering support services at existing refineries for KNPC, project management on the Umm Lulu field for ADMA and Zadco phase II for Zadkum and engineering on the Husab uranium mine in Namibia for Swakop.

The order book at 30 June 2014 was £0.9 billion, up 30 per cent.

Growth Regions outlook

Underlying revenue trends are expected to continue into H2, with margin remaining flat this year.

Investment Services

This now comprises the Incheon Bridge PPP project in Korea, the group’s insurance captive, AMEC’s wind development activities and a range of other non-core activities.

Lancashire Waste PFI project was divested during the period.

Revenue was £3 million (H1 2013: £2 million). EBITA of £4 million (H1 2013: £8 million) reflects the successful exit from assets in North America during 2013.

FINANCIAL REVIEW

Administrative expenses

Administrative expenses of £103 million were £9 million lower than the prior period (H1 2013: £112 million), as a result of currency movements and a reassessment of the expected vesting of certain share based payment awards.

Net financing income/(expense)

The net financing income for the first half of £1 million (H1 2013: net financing expense of £1 million) included net interest on pensions assets of £1 million (H1 2013: £nil) and other items of £nil (H1 2013: £(1) million). AMEC’s share of interest payable of equity accounted joint ventures was £3 million (H1 2013: £3 million).

Taxation

Continuing operations

The group’s effective tax rate for the first six months of 2014 for the continuing businesses (including tax attributable to joint venture interests) before exceptional items and excluding intangible amortisation was 22 per cent (H1 2013: 22 per cent). The full year tax rate is expected to be approximately 22 per cent.

Deferred tax

As at 30 June 2014, the group had net deferred tax assets of £25 million (30 June 2013: £44 million, 31 December 2013: £15 million) arising from short-term timing differences relating to provisions, property, plant and equipment, and tax losses, offset by liabilities in respect of intangible assets and retirement benefits.

Financial position and net cash

The group remains in a strong financial position, with net cash as at 30 June 2014 of £28 million (30 June 2013: £25 million, 31 December 2013: £121 million) and committed and available facilities of £477 million, including a £377 million five-year multi-currency revolving facility plus a £100 million one-year term loan.

On 13 February 2014, the group entered into a $2.16 billion credit facility.  The funds provided under this facility are to finance the acquisition of Foster Wheeler and the fees, expenses, costs and taxes associated with the acquisition; repaying the existing £100 million term loan and general corporate purposes. On 14 July 2014 one of the facilities was increased by $100 million to allow for a transition of Letters of Credit issued under the main Foster Wheeler facility.

Intangible amortisation

Intangible amortisation relates to capitalised software and intangible assets acquired as part of the group’s expansion programme. The first half charge was £21 million (H1 2013: £22 million).

Going concern

The directors are satisfied that the group has adequate resources to operate for the foreseeable future. As at 30 June 2014, the group held net cash of £28 million and had committed and available banking facilities of £477 million.

Exceptional items

Total pre-tax exceptional losses of £52 million (H1 2013: £19 million) included:

•                  A loss of £20 million on the disposal of the group’s investment in the Lancashire Waste JV;

•                  A loss on business disposals of £8 million arising from adjustments to existing provisions made in respect of prior year business disposals and a gain of £5 million from the release of a provision no longer required in respect of a business closed in a prior year; and

•                  Other exceptional costs of £29 million including transaction costs of £26 million associated with the proposed acquisition of Foster Wheeler AG.

Cash flow

Cash generated from operations in the first half of 2014 was £11 million (H1 2013: £41 million).  After adjusting for exceptional items, discontinued operations and legacy settlements, the difference between pension payments and current service cost and certain foreign exchange movements but including dividends received from joint ventures, operating cash flow was £39 million (H1 2013: £59 million). This reduction was predominately due to short-term timing effects in working capital.  Full-year cash flow is expected to be good once again, with cash conversion in line with recent years.

Pensions

The IAS 19 surplus of the principal UK pension schemes as at 30 June 2014 was £102 million (30 June 2013: £85 million, 31 December 2013: £102 million). The schemes have operated on a career average salary basis since 1 January 2008. The principal UK pension scheme is closed to new entrants, but remains open to future accrual for existing members.

There are a number of smaller schemes which are in a deficit position. The combined deficit as at 30 June 2014 was £63 million (30 June 2013: £99 million, 31 December 2013: £62 million).

Legacy issues

There have been no significant new legacy issues identified in the first half of 2014. Provisions currently held for future costs of litigation total £30 million (30 June 2013: £40 million, 31 December 2013: £37 million).

Provisions

Provisions held as at 30 June 2014 were £155 million (30 June 2013: £173 million, 31 December 2013: £163 million). During H1 2014, £14 million of the brought forward provisions were utilised.

As part of the ongoing review of the potential liabilities, £8 million of provisions were released as they were no longer required; this included £5 million in respect of a prior year business closure which has been credited as an adjustment to the previously reported loss on disposal within continuing operations.

Additional provisions of £12 million were created which included £8 million in respect of indemnities granted on prior year disposals, which have been charged as an adjustment to the previously reported profit on disposal within discontinued operations.

Provisions are analysed as follows:

As at 30 June 2014	£ million
Litigation provisions	30
Indemnities granted to buyers and retained obligations on disposed businesses	77
Insurance, onerous property contracts and provisions to fund joint ventures	48
Total	155

Business risks and opportunities

AMEC operates in some 40 countries globally, serving a broad range of markets and customers. As such, the group is subject to certain general and industry-specific risks. Where practicable, the group seeks to mitigate exposure to all forms of risk through effective risk management and risk transfer practices.

AMEC operates predominantly in the UK and North America and is therefore particularly affected by political and economic conditions in those markets.

Changes in general economic conditions may influence customers’ decisions on capital investment and/or asset maintenance, which could lead to volatility in the development of AMEC’s order intake. These may also lead to change in the customer base, competition and in the way customers procure the services we provide.

AMEC seeks to maintain a balanced geographic presence, and, through acquisition and organic growth, will continue to increase its exposure to other attractive regions of the world.

The risks associated with economic conditions resulting in a downturn and affecting the demand for AMEC’s services has been addressed, as far as practicable, by seeking to maintain a balanced business portfolio in terms of geographies, markets, clients and service offering / business model.

In light of continuing global economic uncertainties, steps have been taken to assess and monitor any potential impact on AMEC’s business opportunities and address potential increased supply chain and, more broadly counter-party risk.

In order to mitigate the risks associated with the acquisition of Foster Wheeler and the integration of the AMEC and Foster Wheeler businesses, AMEC has put in place:

•                  robust processes for the preparation and submission of the documents and filings, including anti-trust documents

•                  guidelines around communications and investor relations

•                  detailed integration planning with an Integration Director appointed to lead the integration project steering committee supported by external consultants.

Other risks

Other than the specific risks detailed above, the board considers that the nature of the principal risks and uncertainties which may have a material effect on the group’s performance in the second half of the year is unchanged from those identified on pages 16, 19, 23, 26, 34 and 38 of the 2013 annual report and accounts. These are a major third party environmental event, changes in commodity prices, restructure to focus on expansion of global footprint, mergers and acquisitions, project delivery, pensions, health, safety and security, legacy risk, information technology, staff recruitment and retention and ethical breach. As a result of the acquisition of Foster Wheeler, AMEC may be exposed to new risks and/or its exposure to its principal risks may be augmented.

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 June 2014
		Before		Amortisation
		amortisation		and
		and		exceptional
		exceptional		items
		items		(note 4)	Total
	Note	£ million		£ million	£ million

Continuing operations

Revenue	3	1,858		—	1,858

Cost of sales		(1,614)		—	(1,614)

Gross profit		244		—	244

Administrative expenses		(103)		(50)	(153)

Loss on business disposals and closures		—		(15)	(15)

Profit/(loss) before net financing expense		141		(65)	76

Financial income		5		—	5
Financial expense		(4)		—	(4)

Net financing income		1		—	1

Share of post-tax results of joint ventures		6		—	6

Profit/(loss) before income tax	3	148		(65)	83

Income tax	5	(31)		7	(24)

Profit/(loss) for the period from continuing operations		117		(58)	59

Loss for the period from discontinued operations	6	(8)		(7)	(15)

Profit/(loss) for the period		109		(65)	44

Attributable to:
Equity holders of the parent					44
Non-controlling interests					—

					44

Basic earnings/(loss) per share:	7
Continuing operations		39.9	p		20.2	p
Discontinued operations		(2.9	)p		(5.2	)p

		37.0	p		15.0	p

Diluted earnings/(loss) per share:	7
Continuing operations		39.1	p		19.8	p
Discontinued operations		(2.8	)p		(5.1	)p

		36.3	p		14.7	p

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 June 2013
		Before
		amortisation		Amortisation
		and		and
		exceptional		exceptional
		items		items	Total
		(Restated)		(note 4)	(Restated)
	Note	£ million		£ million	£ million

Continuing operations

Revenue	3	1,991		—	1,991

Cost of sales		(1,725)		—	(1,725)

Gross profit		266		—	266

Administrative expenses		(112)		(30)	(142)

Loss on business disposals and closures		—		(6)	(6)

Profit/(loss) before net financing expense		154		(36)	118

Financial income		3		—	3
Financial expense		(4)		—	(4)

Net financing expense		(1)		—	(1)

Share of post-tax results of joint ventures		1		—	1

Profit/(loss) before income tax	3	154		(36)	118

Income tax	5	(33)		11	(22)

Profit/(loss) for the period from continuing operations		121		(25)	96

Loss for the period from discontinued operations	6	(1)		(4)	(5)

Profit/(loss) for the period		120		(29)	91

Attributable to:
Equity holders of the parent					92
Non-controlling interests					(1)

					91

Basic earnings/(loss)per share:	7
Continuing operations		41.3	p		32.8	p
Discontinued operations		(0.2	)p		(1.6	)p

		41.1	p		31.2	p

Diluted earnings/(loss) per share:	7
Continuing operations		40.6	p		32.2	p
Discontinued operations		(0.2	)p		(1.6	)p

		40.4	p		30.6	p

CONDENSED CONSOLIDATED INCOME STATEMENT

		Year ended 31 December 2013
		Before		Amortisation
		amortisation		and
		and		exceptional
		exceptional		items
		items		(note 4)	Total
	Note	£ million		£ million	£ million

Continuing operations

Revenue	3	3,974		—	3,974

Cost of sales		(3,431)		—	(3,431)

Gross profit		543		—	543

Administrative expenses		(228)		(65)	(293)

Loss on business disposals and closures		—		(7)	(7)

Profit/(loss) before net financing expense		315		(72)	243

Financial income		12		—	12
Financial expense		(14)		—	(14)

Net financing expense		(2)		—	(2)

Share of post-tax results of joint ventures		14		—	14

Profit/(loss) before income tax	3	327		(72)	255

Income tax		(67)		(2)	(69)

Profit/(loss) for the year from continuing operations		260		(74)	186

Loss for the year from discontinued operations	6	(8)		—	(8)

Profit/(loss) for the year		252		(74)	178

Attributable to:
Equity holders of the parent					179
Non-controlling interests					(1)

					178

Basic earnings/(loss) per share:	7
Continuing operations		89.0	p		63.8	p
Discontinued operations		(2.7	)p		(2.7	)p

		86.3	p		61.1	p

Diluted earnings/(loss) per share:	7
Continuing operations		87.2	p		62.5	p
Discontinued operations		(2.7	)p		(2.7	)p

		84.5	p		59.8	p

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2014	2013	2013
	£ million	£ million	£ million

Profit for the period	44	91	178

Other comprehensive income:

Items that may be reclassified to profit and loss:

Exchange movements on translation of foreign subsidiaries	(17)	25	(70)

Net loss on hedges of net investment in foreign subsidiaries	(1)	(1)	(1)

Tax on exchange movements	—	—	1

Cash flow hedges:
Effective portion of changes in fair value	(2)	(1)	3
Tax on effective portion of changes in fair value	1	—	(1)
Transferred to the income statement	—	—	1
	(19)	23	(67)
Items that will not be reclassified to profit and loss:

Actuarial gains on defined benefit pension schemes	—	—	40

Tax on actuarial gains	—	—	(20)
	—	—	20

Other comprehensive income	(19)	23	(47)

Total comprehensive income	25	114	131

Attributable to:
Equity holders of the parent	25	115	133
Non-controlling interests	—	(1)	(2)

Total comprehensive income	25	114	131

CONDENSED CONSOLIDATED BALANCE SHEET

		30 June 2014	30 June 2013	31 December 2013
	Note	£ million	£ million	£ million

ASSETS
Non-current assets
Property, plant and equipment		39	42	39
Intangible assets	9	903	966	907
Interests in joint ventures		49	45	52
Derivative financial instruments		1	—	1
Retirement benefit assets		102	85	102
Other receivables	10	24	27	24
Deferred tax assets		38	54	35

Total non-current assets		1,156	1,219	1,160

Current assets
Inventories		5	6	3
Trade and other receivables		994	1,104	956
Derivative financial instruments		4	4	5
Current tax receivable		13	4	10
Bank deposits (more than three months)		22	19	18
Cash and cash equivalents (excluding bank overdrafts)		176	196	232

Total current assets		1,214	1,333	1,224

Total assets		2,370	2,552	2,384

LIABILITIES
Current liabilities
Bank loans and overdrafts		(170)	(190)	(129)
Trade and other payables		(846)	(904)	(801)
Derivative financial instruments		(6)	(3)	(1)
Current tax payable		(74)	(63)	(73)

Total current liabilities		(1,096)	(1,160)	(1,004)

Non-current liabilities
Trade and other payables	10	(11)	(10)	(11)
Retirement benefit liabilities		(63)	(99)	(62)
Deferred tax liabilities		(13)	(10)	(20)
Provisions	11	(155)	(173)	(163)

Total non-current liabilities		(242)	(292)	(256)

Total liabilities		(1,338)	(1,452)	(1,260)

Net assets		1,032	1,100	1,124

EQUITY
Share capital		152	152	152
Share premium account		101	101	101
Hedging and translation reserves		14	122	33
Capital redemption reserve		34	34	34
Retained earnings		729	688	802
Total equity attributable to equity holders of the parent		1,030	1,097	1,122

Non-controlling interests		2	3	2

Total equity		1,032	1,100	1,124

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

					Capital			Non-
	Share	Share	Hedging	Transl’n	redemption	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	earnings	Total	interests	equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

As at 1 Jan 2014	152	101	1	32	34	802	1,122	2	1,124

Profit for the period	—	—	—	—	—	44	44	—	44

Exchange movements on translation of foreign subsidiaries	—	—	—	(17)	—	—	(17)	—	(17)
Net loss on hedges of net investment in foreign subsidiaries	—	—	—	(1)	—	—	(1)	—	(1)
Effective portion of changes in fair value of cash flow hedges	—	—	(2)	—	—	—	(2)	—	(2)
Tax on effective portion of changes in fair value of cash flow hedges	—	—	1	—	—	—	1	—	1

Other comprehensive income for the period	—	—	(1)	(18)	—	—	(19)	—	(19)

Total comprehensive income for the period	—	—	(1)	(18)	—	44	25	—	25

Dividends	—	—	—	—	—	(124)	(124)	—	(124)
Equity settled share-based payments	—	—	—	—	—	2	2	—	2
Utilisation of treasury shares	—	—	—	—	—	5	5	—	5

As at 30 Jun 2014	152	101	—	14	34	729	1,030	2	1,032

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

					Capital			Non-
	Share	Share	Hedging	Transl’n	redemption	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	earnings	Total	interests	equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

As at 1 Jan 2013	154	101	(2)	101	32	693	1,079	4	1,083

Profit for the period	—	—	—	—	—	92	92	(1)	91

Exchange movements on translation of foreign subsidiaries	—	—	—	25	—	—	25	—	25
Net loss on hedges of net investment in foreign subsidiaries	—	—	—	(1)	—	—	(1)	—	(1)
Effective portion of changes in fair value of cash flow hedges	—	—	(1)	—	—	—	(1)	—	(1)

Other comprehensive income for the period	—	—	(1)	24	—	—	23	—	23

Total comprehensive income for the period	—	—	(1)	24	—	92	115	(1)	114

Dividends	—	—	—	—	—	(108)	(108)	—	(108)
Equity settled share-based payments	—	—	—	—	—	8	8	—	8
Acquisition of shares by trustees of the Performance Share Plan	—	—	—	—	—	(2)	(2)	—	(2)
Utilisation of treasury shares	—	—	—	—	—	5	5	—	5
Acquisition of shares under the buyback programme	(2)	—	—	—	2	—	—	—	—

As at 30 Jun 2013	152	101	(3)	125	34	688	1,097	3	1,100

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

		Six months
	Six months	ended	Year
	ended	30 June	ended
	30 June	2013	31 December
	2014	(Restated)	2013
	£ million	£ million	£ million
Cash flow from operating activities
Profit before income tax from continuing operations	83	118	255
Loss before income tax from discontinued operations	(18)	(6)	(16)

Profit before income tax	65	112	239
Financial income	(5)	(3)	(12)
Financial expense	4	4	14
Share of post-tax results of joint ventures	(6)	(1)	(14)
Intangible amortisation	21	22	47
Depreciation	5	6	12
Loss on disposal of businesses	28	5	6
Difference between contributions to retirement benefit schemes and current service cost	4	4	—
Profit on disposal of property, plant and equipment	—	(1)	(1)
Equity settled share-based payments	2	8	14

	118	156	305
(Increase)/decrease in inventories	(2)	(2)	1
(Increase)/decrease in trade and other receivables	(42)	(89)	66
Decrease in trade and other payables and provisions	(63)	(24)	(80)

Cash generated from operations	11	41	292
Tax paid	(25)	(29)	(52)

Net cash flow from operating activities	(14)	12	240

Cash flow from investing activities
Acquisition of businesses (net of cash acquired)	—	—	(20)
Funding of joint ventures	(1)	(5)	(7)
Purchase of property, plant and equipment	(7)	(4)	(10)
Purchase of intangible assets	(12)	(7)	(13)
Movement in bank deposits (more than three months)	(4)	(2)	(1)
Disposal of businesses (net of cash disposed of)	(1)	(1)	(4)
Disposal of joint ventures	(21)	—	—
Disposal of property, plant and equipment	—	1	1
Interest received	2	—	9
Dividends received from joint ventures	6	5	8
Amounts paid on maturity of net investment hedges	—	(3)	(3)

Net cash flow from investing activities	(38)	(16)	(40)

Net cash flow before financing activities	(52)	(4)	200

Cash flow from financing activities
Proceeds from/(repayments of) other borrowings	50	35	(30)
Interest paid	(4)	(2)	(11)
Dividends paid	(40)	(36)	(108)
Acquisition of shares for cancellation	—	(45)	(45)
Cash flows in respect of treasury shares (net)*	5	5	7
Cash flows in respect of facility arrangement fees	(5)	—	—
Acquisition of shares by trustees of the
Performance Share Plan	—	(2)	(2)

Net cash flow from financing activities	6	(45)	(189)

(Decrease)/increase in cash and cash equivalents	(46)	(49)	11
Cash and cash equivalents as at the beginning of the period	223	232	232
Exchange (losses)/gains on cash and cash equivalents	(1)	8	(20)

Cash and cash equivalents as at the end of the period	176	191	223

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	30 June	30 June	31 December
	2014	2013	2013
	£ million	£ million	£ million
Cash and cash equivalents consist of:
Cash at bank and in hand	126	131	153
Bank deposits (less than three months)	50	65	79
Bank overdrafts	—	(5)	(9)

Cash and cash equivalents as at the end of the period	176	191	223
Bank deposits (more than three months)	22	19	18
Bank loans	(170)	(185)	(120)

Net cash as at the end of the period	28	25	121

*Payments received from SAYE option holders on exercise of options of £5 million (six months ended 30 June 2013: £5 million; year ended 31 December 2013: £7 million).

NOTES TO THE ACCOUNTS

1.                  CORPORATE INFORMATION

The interim condensed accounts of AMEC plc for the six months ended 30 June 2014 were authorised for issue in accordance with a resolution of the directors on 7 August 2014.

AMEC plc is a public limited company, which is listed on the London Stock Exchange and incorporated and domiciled in the UK. The principal activities of the company and its subsidiaries (the group) are described in note 3.

2.                  PREPARATION OF INTERIM RESULTS

Basis of preparation

This condensed set of accounts has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the EU.  As required by the Disclosure and Transparency Rules of the Financial Conduct Authority, the condensed set of accounts has been prepared applying the accounting policies and presentation that were applied in the preparation of the company’s published consolidated accounts for the year ended 31 December 2013.

The comparative figures for the year ended 31 December 2013 are not the group’s statutory accounts for that financial year but are an extract from those accounts.  The statutory accounts for the year ended 31 December 2013 have been reported on by the group’s auditors and delivered to the Registrar of Companies.  The report of the auditors was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and did not contain statements under section 498 (2) or (3) of the Companies Act 2006.

The consolidated accounts for the year ended 31 December 2013 were prepared in accordance with IFRS as adopted by the EU.  There are no IFRS, IAS amendments or IFRIC interpretations effective for the first time this financial year that have had a material impact on the group. The accounts are presented rounded to the nearest million, however, all calculated numbers, for example earnings per share, are calculated on the underlying numbers to one decimal place precision.

For a number of years, AMEC had been taking a more selective approach to the bidding of contracts in the former Power and Process (P&P) division in the UK, most notably in the area of conventional power. During the second half of 2013, all revenue-generating activity ceased. The UK conventional power business was considered to be a major line of business and is now reported as a discontinued business and the six months ended 30 June 2013 have been restated accordingly.  The impact of this restatement for the six months ended 30 June 2013 has been an increase in profit before taxation from continuing operations of £1 million and no impact in the income tax charge resulting in a higher profit after tax from continuing operations of £1 million.  The impact also increases the loss for the year from discontinued operations by £1 million.  There is no impact on the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity or the condensed consolidated balance sheet.

The preparation of condensed accounts requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, income and expense.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

NOTES TO THE ACCOUNTS (continued)

2.                  PREPARATION OF INTERIM RESULTS (continued)

Basis of preparation (continued)

Some of these policies require a high level of judgement, and AMEC believes that the most critical accounting policies and significant areas of judgement and estimation arise from the accounting for long-term contracts under IAS 11 ‘Construction contracts’, for provisions under IAS 37 ‘Provisions, contingent liabilities and contingent assets’ and for defined benefit pensions schemes under IAS 19 (revised) ‘Employee Benefits’.

A significant amount of the group’s activities are undertaken via long-term contracts.  These contracts are accounted for in accordance with IAS 11 which requires estimates to be made for contract costs and revenues.

Management base their judgements of contract costs and revenues on the latest available information, which includes detailed contract valuations.  In many cases the results reflect the expected outcome of long-term contractual obligations which span more than one reporting period.  Contract costs and revenues are affected by a variety of uncertainties that depend on the outcome of future events and often need to be revised as events unfold and uncertainties are resolved.  The estimates of contract costs and revenues are updated regularly and significant changes are highlighted through established internal review procedures.  In particular, the internal reviews focus on the timing and recognition of incentive payments and the age and recoverability of any unagreed income from variations to the contract scope or claims.  The impact of the changes in accounting estimates is then reflected in the ongoing results.

When accounting for provisions for litigation and other items the group has taken the appropriate and practical internal and external advice in considering known legal claims and actions made by or against the group.  It carefully assesses the likelihood of success of a claim or action.  Appropriate provisions are made for legal claims or actions against the group on the basis of likely outcome, but no provisions are made for those which in the view of management are unlikely to succeed. Known and reasonably likely legal claims or actions for which a provision has not been established are not expected to have a material impact on the group. The possibility of other claims being made in the future is considered by AMEC, but in general their occurrence or outcome cannot be predicted within any degree of certainty.

Defined benefit pension schemes are accounted for in accordance with the advice of independent qualified actuaries but significant judgements are required in relation to the assumptions for future salary and pension increases, inflation, the discount rate applied to the liabilities and member longevity that underpin their valuations.  For AMEC, these assumptions are important given the relative size of the schemes that remain open.

The directors are satisfied that the group has adequate resources to operate for the foreseeable future and, therefore, it is appropriate to continue to adopt the going concern basis in preparing the accounts.  At 30 June 2014 the group held net cash of £28 million and had committed and available banking facilities of £477 million.

NOTES TO THE ACCOUNTS (continued)

3.                  SEGMENTAL ANALYSIS OF CONTINUING OPERATIONS

AMEC is a focused supplier of consultancy, engineering and project management services to customers in the world’s oil and gas, mining, clean energy, and environment and infrastructure markets. The group’s results are reported on a geographic basis.  Each of the three geographies is considered to be a reportable segment.

AMEC’s Chief Executive together with the senior management team constitutes the chief operating decision maker and they regularly review the performance of these three geographies, as well as the Investment Services segment.  Details of the services offered by each business unit and the end markets in which they operate are given in the segmental review on pages 6 to 10.

	Revenue			Profit/(loss)
		Six			Six
	Six	months		Six	months
	months	ended	Year	months	ended	Year
	ended	30 June	ended	ended	30 June	ended
	30 June	2013	31 December	30 June	2013	31 December
	2014	(Restated)	2013	2014	(Restated)	2013
	£ million	£ million	£ million	£ million	£ million	£ million
Class of business:
Americas	1,060	1,154	2,247	102	113	241
Europe	545	589	1,227	45	40	93
Growth Regions	279	265	536	17	16	33
Investment Services	3	2	6	4	8	11

	1,887	2,010	4,016	168	177	378
Internal revenue	(29)	(19)	(42)

External revenue	1,858	1,991	3,974

Corporate costs(1)				(16)	(18)	(35)
EBITA(2)				152	159	343
Net financing expense(4)				(2)	(4)	(11)
Adjusted profit before income tax				150	155	332
Tax on results of joint ventures(5)				(2)	(1)	(5)
				148	154	327

Intangible amortisation				(21)	(22)	(47)
Exceptional items				(44)	(14)	(25)

Profit before income tax				83	118	255

(1)         Corporate costs comprise the costs of operating central corporate functions and certain regional overheads.

(2)         EBITA is earnings from continuing operations before net financing expense, tax, intangible amortisation and pre-tax exceptional items of £141 million (six months ended 30 June 2013: £154 million; year ended 31 December 2013: £315 million), but including joint venture EBITA of £11 million (six months ended 30 June 2013: £5 million; year ended 31 December 2013: £28 million).

(3)         Research and development government credits of £14 million (six months ended 30 June 2013: £3 million; year ended 31 December 2013: £22 million) were recognised during the period.

(4)         Net financing expense includes AMEC’s share of net interest payable of joint ventures.

(5)         The share of post-tax results of joint ventures is further analysed as follows:

	Six	Six
	months	months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2014	2013	2013
	£ million	£ million	£ million

EBITA	11	5	28
Net financing expense	(3)	(3)	(9)
Tax	(2)	(1)	(5)

	6	1	14

NOTES TO THE ACCOUNTS (continued)

4.                  AMORTISATION AND EXCEPTIONAL ITEMS

	Six months	Six months
	ended	ended	Year ended
	30 June	30 June	31 December
	2014	2013	2013
	£ million	£ million	£ million

Continuing operations:
Administrative expenses — exceptional items	(29)	(8)	(18)
Administrative expenses — intangible amortisation	(21)	(22)	(47)
	(50)	(30)	(65)
Loss on business disposals and closures	(15)	(6)	(7)
	(65)	(36)	(72)
Taxation credit/(charge) on exceptional items of continuing operations	1	5	(6)
Taxation credit on intangible amortisation	6	6	20
Taxation charge on restructuring	—	—	(16)
	7	11	(2)
Post-tax exceptional amortisation and exceptional items of continuing operations	(58)	(25)	(74)
Exceptional items of discontinued operations (post-tax)	(7)	(4)	—
Post-tax amortisation and exceptional items	(65)	(29)	(74)

Post-tax exceptional items	(50)	(13)	(47)
Post-tax intangible amortisation	(15)	(16)	(27)
	(65)	(29)	(74)

Post-tax exceptional items are further analysed as follows:

Six months ended 30 June 2014

		Profit in	Loss on
		respect of	business	Other
	Loss on	business	disposals	exceptional
	disposals	closures	and closures	items	Total
	£ million	£ million	£ million	£ million	£ million

Continuing operations	(20)	5	(15)	(29)	(44)
Discontinued operations	(8)	—	(8)	—	(8)
Loss before tax	(28)	5	(23)	(29)	(52)
Tax	2	—	2	—	2
(Loss)/profit after tax	(26)	5	(21)	(29)	(50)

During the six months ended 30 June 2014, the group disposed of its investment in the Lancashire Waste project at a loss of £20 million mainly arising from a reverse premium payable on exit. This combined with additional indemnity provisions and costs of £8 million associated with businesses sold in prior years (and classified as discontinued) to give a pre-tax loss on disposal of £28 million.

There was a credit of £5 million from the release of a provision no longer required in respect of a business closed in a prior year (and classified as continuing).  Other exceptional items of £29 million includes transaction costs of £26 million relating to the proposed acquisition of Foster Wheeler AG of which £9 million has been paid in cash during the period.

Six months ended 30 June 2013

		Loss in	Loss on
		respect of	business	Other
	Loss on	business	disposals	exceptional
	disposals	closures	and closures	items	Total
	£ million	£ million	£ million	£ million	£ million

Continuing operations	—	(6)	(6)	(8)	(14)
Discontinued operations	(5)	—	(5)	—	(5)
Loss before tax	(5)	(6)	(11)	(8)	(19)
Tax	1	4	5	1	6
Loss after tax	(4)	(2)	(6)	(7)	(13)

NOTES TO THE ACCOUNTS (continued)

4.                  AMORTISATION AND EXCEPTIONAL ITEMS (continued)

Additional indemnity provisions of £8 million and costs in respect of a business sold in a prior year (and classified as discontinued) were offset by the release of a £5 million litigation provision no longer required, and foreign exchange movements on indemnity provisions established on the disposal of SPIE, to give a pre-tax exceptional loss on disposals of £5 million. There were additional litigation provisions and costs totalling £6 million in respect of a business closed in a prior year (and classified as continuing).

Other exceptional costs of £8 million include costs of £7 million associated with restructuring following the management reorganisation into geographic business units and transaction and deferred compensation costs which, in line with IFRS 3, are charged to the income statement.  Transaction costs of £1 million were incurred in the period.

Year ended 31 December 2013

		Loss in	Loss on
		respect of	business	Other
	Loss on	business	disposals	exceptional
	disposals	closures	and closures	items	Total
	£ million	£ million	£ million	£ million	£ million

Continuing operations	—	(7)	(7)	(18)	(25)
Discontinued operations	(6)	—	(6)	—	(6)
Loss before tax	(6)	(7)	(13)	(18)	(31)
Tax charge on restructuring	—	—	—	(16)	(16)
Tax on exceptional items	6	—	6	(6)	—
Loss after tax	—	(7)	(7)	(40)	(47)

Additional indemnity provisions of £10 million and costs in respect of businesses sold in prior years (and classified as discontinued) were offset by the release of a £5 million litigation provision and indemnity provisions no longer required, and give a pre-tax exceptional loss on disposals of £6 million.

There were additional litigation provisions of £9 million offset by releases of £2 million in respect of businesses closed in a prior year and classified as continuing.

Exceptional costs of £18 million in continuing operations includes £14 million restructuring costs associated with the management reorganisation into geographic business units and transaction costs of £4 million which, in line with IFRS 3, are charged to the income statement.

A tax provision of £16 million has been established for potential withholding tax following a group restructuring that resulted in a significant amount of cash being repatriated from foreign subsidiaries.

5.                  INCOME TAX

The group’s effective tax rate in six months ended 30 June 2014 for the continuing businesses (including tax attributable to joint venture interests) but before exceptional items and intangible amortisation was 22 per cent (six months ended 30 June 2013: 22 per cent).  The forthcoming reductions in the rate of UK corporation tax have all been substantively enacted.  The effective tax rate for the full year is expected to be 22 per cent.

NOTES TO THE ACCOUNTS (continued)

6.                  LOSS FOR THE PERIOD FROM DISCONTINUED OPERATIONS

Discontinued operations represent the residual assets and retained obligations in respect of businesses sold in prior years, as well as the UK conventional power business which was discontinued in the second half of 2013 (see note 1 for further details).

In accordance with IFRS 5, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement.  The results of the discontinued operations are as follows:

	Six months 30 June 2014	Six months 30 June 2013 (Restated)	Year ended 31 December 2013
	£ million	£ million	£ million
Revenue	—	7	15
Cost of sales and net operating expenses	(10)	(8)	(25)
Loss before exceptional items and attributable tax	(10)	(1)	(10)
Attributable tax	2	—	2
	(8)	(1)	(8)
Loss on disposal	(8)	(5)	(6)
Tax on disposals	1	1	6

Loss for the year from discontinued operations	(15)	(5)	(8)

7.                  EARNINGS PER SHARE

Basic and diluted earnings per share are shown on the face of the income statement.  The calculation of the average number of shares in issue has been made having deducted the shares held by the trustees of the Performance Share Plan and those held in treasury by the company.

	Six months ended 30 June 2014			Six months ended 30 June 2013			Year ended 31 December 2013
		Weighted			Weighted			Weighted
		average			average	Earnings		average
		shares	Earnings	Earnings	shares	per share		shares	Earnings
	Earnings	number	per share	(Restated)	number	(Restated)	Earnings	number	per share
	£ million	million	pence	£ million	million	pence	£ million	million	pence

Basic earnings from continuing operations	59	294	20.2	97	294	32.8	187	293	63.8

Share options	—	2	(0.1)	—	1	(0.1)	—	2	(0.4)

Employee share and incentive schemes	—	4	(0.3)	—	4	(0.5)	—	4	(0.9)

Diluted earnings from continuing operations	59	300	19.8	97	299	32.2	187	299	62.5

	Six months ended 30 June 2014			Six months ended 30 June 2013			Year ended 31 December 2013
		Weighted			Weighted			Weighted
		average			average	Earnings		average
		shares	Earnings	Earnings	shares	per share		shares	Earnings
	Earnings	number	per share	(Restated)	number	(Restated)	Earnings	number	per share
	£ million	million	pence	£ million	million	pence	£ million	million	pence

Basic loss from discontinued operations	(15)	294	(5.2)	(5)	294	(1.6)	(8)	293	(2.7)

Share options	—	2	—	—	1	—	—	2	—

Employee share and incentive schemes	—	4	0.1	—	4	—	—	4	—

Diluted loss from discontinued operations	(15)	300	(5.1)	(5)	299	(1.6)	(8)	299	(2.7)

NOTES TO THE ACCOUNTS (continued)

7.                  EARNINGS PER SHARE (continued)

Basic and diluted earnings from continuing operations is calculated as set out below:

		Six months
	Six months	ended	Year
	ended	30 June	ended
	30 June	2013	31 December
	2014	(Restated)	2013
	£ million	£ million	£ million

Profit for the period from continuing operations	59	96	186
Loss attributable to non-controlling interests	—	1	1

Basic and diluted earnings from continuing operations	59	97	187

In order to appreciate the effects on the reported performance of intangible amortisation and exceptional items, additional calculations of earnings per share are presented.

	Six months ended 30 June 2014			Six months ended 30 June 2013
		Weighted			Weighted
		average			average	Earnings
		shares	Earnings	Earnings	shares	per share
	Earnings	number	per share	(Restated)	number	(Restated)
	£ million	million	Pence	£ million	million	pence

Basic earnings from continuing operations	59	294	20.2	97	294	32.8
Exceptional items (post-tax)	43	—	14.6	9	—	3.1
Amortisation (post-tax)	15	—	5.1	16	—	5.4

Basic earnings from continuing operations before amortisation and exceptional items	117	294	39.9	122	294	41.3
Share options	—	2	(0.2)	—	1	(0.1)
Employee share and incentive schemes	—	4	(0.6)	—	4	(0.6)

Diluted earnings from continuing operations before amortisation and exceptional items	117	300	39.1	122	299	40.6

	Year ended 31 December 2013
		Weighted
		average	Earnings
	Earnings	shares	per share
	£ million	million	pence

Basic earnings from continuing operations	187	293	63.8
Exceptional items (post-tax)	47	—	16.0
Amortisation (post-tax)	27	—	9.2

Basic earnings from continuing operations before amortisation and exceptional items	261	293	89.0
Share options	—	2	(0.6)
Employee share and incentive schemes	—	4	(1.2)

Diluted earnings from continuing operations before amortisation and exceptional items	261	299	87.2

NOTES TO THE ACCOUNTS (continued)

7.                  EARNINGS PER SHARE (continued)

	Six months ended 30 June 2014			Six months ended 30 June 2013
		Weighted			Weighted
		average			average	Earnings
		shares	Earnings	Earnings	shares	per share
	Earnings	number	per share	(Restated)	number	(Restated)
	£ million	million	pence	£ million	million	pence

Basic loss from discontinued operations	(15)	294	(5.2)	(5)	294	(1.6)
Exceptional items (post-tax)	7	—	2.3	4	—	1.4

Basic loss from discontinued operations before exceptional items	(8)	294	(2.9)	(1)	294	(0.2)
Share options	—	2	—	—	1	—
Employee share and incentive schemes	—	4	0.1	—	4	—

Diluted loss from discontinuing operations before exceptional items	(8)	300	(2.8)	(1)	299	(0.2)

	Year ended 31 December 2013
		Weighted
		average
		shares	Earnings
	Earnings	number	per share
	£ million	million	pence

Basic loss from discontinued operations	(8)	293	(2.7)
Exceptional items (post-tax)	—	—	—

Basic loss from discontinued operations before exceptional items	(8)	293	(2.7)
Share options	—	2	—
Employee share and incentive schemes	—	4	—

Diluted loss from discontinuing operations before exceptional items	(8)	299	(2.7)

8.                  DIVIDENDS

After the balance sheet date the directors declared a dividend of 14.8 pence per share payable on 5 January 2015 to equity holders on the register at the close of business on 28 November 2014. This dividend has not been provided for and there are no income tax consequences for the company.

Dividends of £124 million were charged to reserves during the six months ended 30 June 2014 being the 2013 interim dividend of 13.5 pence per share and the 2013 final dividend of 28.5 pence per share.  Dividends totalling £40 million were paid during the six months ended 30 June 2014.

NOTES TO THE ACCOUNTS (continued)

9.                  INTANGIBLE ASSETS

			Customer
	Goodwill	Software	relationship	Other	Total
	£ million	£ million	£ million	£ million	£ million

Cost:
As at 1 January 2014	792	66	184	40	1,082
Exchange and other movements	(13)	(1)	(3)	—	(17)
Additions	—	31	—	—	31
Disposal of businesses	—	—	—	(2)	(2)
Disposals and retirements	—	—	—	(2)	(2)

As at 30 June 2014	779	96	181	36	1,092

Amortisation:
As at 1 January 2014	35	29	80	31	175
Exchange and other movements	(1)	(1)	(2)	—	(4)
Provided during the period	—	7	11	3	21
Disposals of businesses	—	—	—	(1)	(1)
Disposals and retirements	—	—	—	(2)	(2)

As at 30 June 2014	34	35	89	31	189

Net book value:
As at 30 June 2014	745	61	92	5	903

			Customer
	Goodwill	Software	relationship	Other	Total
	£ million	£ million	£ million	£ million	£ million

Cost:
As at 1 January 2013	831	53	188	56	1,128
Exchange and other movements	8	1	3	1	13
Additions	—	6	—	—	6
Disposals and retirements	—	—	—	(1)	(1)

As at 30 June 2013	839	60	191	56	1,146

Amortisation:
As at 1 January 2013	40	21	58	40	159
Exchange and other movements	(1)	1	—	—	—
Provided during the period	—	4	13	5	22
Disposals and retirements	—	—	—	(1)	(1)

As at 30 June 2013	39	26	71	44	180

Net book value:
As at 30 June 2013	800	34	120	12	966

10.           OTHER NON-CURRENT ASSETS AND LIABILITIES

Other non-current receivables of £24 million (30 June 2013: £27 million; 31 December 2013: £24 million) represented indemnities received on the acquisition of MACTEC and certain insurance receivables both of which are matched by liabilities included within provisions.

Trade and other payables of £11 million (30 June 2013: £10 million; 31 December 2013: £11 million) represented the amount of deferred consideration on acquisitions payable in more than one year and lease incentives received which are being amortised over the period of the lease.

NOTES TO THE ACCOUNTS (continued)

11.           PROVISIONS

The nature and measurement bases of the group’s provisions are unchanged from those presented in the 2013 annual report and accounts.

				Onerous
		Indemnities		property
		granted and		contracts
	Litigation	retained		and
	settlement	obligations		provisions
	and future	on disposed		to fund joint
	legal costs	businesses	Insurance	ventures	Total
	£ million	£ million	£ million	£ million	£ million

As at 1 January 2014	37	71	37	18	163
Exchange movements	(1)	(1)	—	—	(2)
Utilised	(1)	(1)	(2)	(10)	(14)
Transfer in from other payables	—	—	—	4	4
Charged/(credited) to the income statement:
Additional provisions	1	8	2	1	12
Unused amounts reversed	(6)	—	—	(2)	(8)

As at 30 June 2014	30	77	37	11	155

As at 1 January 2013	40	69	36	26	171
Exchange movements	2	1	—	—	3
Utilised	(2)	(1)	(2)	(7)	(12)
Charged/(credited) to the income statement:
Additional provisions	5	8	2	2	17
Unused amounts reversed	(5)	(1)	—	—	(6)

As at 30 June 2013	40	76	36	21	173

12.           ACQUISITIONS

There were no significant acquisitions during the six months ended 30 June 2014.

13.           RELATED PARTY TRANSACTIONS

During the six months ended 30 June 2014 there were a number of transactions with joint venture entities.

The transactions and related balances outstanding with joint ventures are as follows:

	Value of transactions		Outstanding balance
	Six months	Six months
	ended	ended	30 June	30 June
	30 June 2014	30 June 2013	2014	2013
	£ million	£ million	£ million	£ million

Services rendered	20	18	16	16
Services received	—	1	—	—
Provision of finance	4	5	18	41

There have been no significant changes in the nature of related party transactions from those described in the last annual report.

RESPONSIBILITY STATEMENT OF THE DIRECTORS IN RESPECT OF THE HALF-YEARLY FINANCIAL REPORT

We confirm that to the best of our knowledge:

•                      The condensed set of accounts has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the EU.

•                      The interim management report includes a fair review of the information required by:

•                       DTR 4.2.7R of the ‘Disclosures and Transparency Rules’, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of accounts; and a description of the principal risks and uncertainties for the remaining six months of the year; and

•                       DTR 4.2.8R of the ‘Disclosure and Transparency Rules’, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

Samir Brikho
Chief Executive

Ian McHoul
Chief Financial Officer

7 August 2014

INDEPENDENT REVIEW REPORT BY ERNST & YOUNG LLP TO AMEC plc

Introduction

We have been engaged by the company to review the condensed set of accounts in the half-yearly financial report for the six months ended 30 June 2014 which comprises the condensed consolidated Income Statement, condensed consolidated Statement of Comprehensive Income, condensed consolidated Balance Sheet, condensed consolidated Statement of Changes in Equity, condensed consolidated Cash Flow Statement and the related notes 1 to 13.  We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of accounts.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (United Kingdom and Ireland) ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 2, the annual accounts of the group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed set of accounts included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of accounts in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (United Kingdom and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (United Kingdom and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of accounts in the half-yearly financial report for the six months ended 30 June 2014 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP
London

7 August 2014

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com and on AMEC’s and Foster Wheeler’s common site, www.amecandfosterwheeler.com.

This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This announcement contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.